SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton]

09058528

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles River Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 New England Executive Park
(No. and Street)

Burlington (City) MA (State) 01803 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen L. Schardin, Managing Director - President (781) 238-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

226 Causeway Street (Address) Boston (City) MA (State) 02114 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charlês River Brokerage, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director - President
Title 2.26.09

Debra L. Cerqueira
Notary Public

Debra L. Cerqueira
2.26.09

Debra L. Cerqueira
NOTARY PUBLIC
My commission expires Aug. 21, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

Charles River Brokerage, LLC

December 31, 2008

Contents

Report of Independent Certified Public Accountants

Audit • Tax • Advisory
Grant Thornton
Corporate Finance LLC
226 Causeway Street, 6th Floor
Boston, MA 02114-2155
T 617.723.7900
F 617.722.0237
www.GrantThorntonCF.com

Managing Member
Charles River Brokerage, LLC:

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC (the "Company"), a wholly owned subsidiary of Charles River Systems, Inc. (the "Member") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the statement of financial condition, the Company receives significant support from the Member under a Service Agreement dated April 1, 2004. The accompanying statement of financial condition may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

Grant Thornton LLP

Boston, Massachusetts
February 23, 2009

Grant Thornton

CHARLES RIVER BROKERAGE, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 11,080,401
Marketable security	4,942
Cash deposit with clearing broker	250,000
Accounts receivable, net of allowance of $4,614	1,042,518
Due from member	40,721
Revenue earned, not yet billed	662,676
Prepaid expenses and other assets	12,680
Fixed assets at cost, less accumulated depreciation of $8,728	13,430
Total assets	$ 13,107,368

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	168,244
Total liabilities	168,244
Member's equity	12,939,124
Total liabilities and member's equity	$ 13,107,368

The accompanying notes are an integral part of these financial statements.

CHARLES RIVER BROKERAGE, LLC
Notes to Financial Statements
December 31, 2008

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a single member limited liability company ("SMLLC") under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company receives shared commissions from other broker-dealer customers under its Interface Testing and Maintenance Agreements ("ITMA").

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides office space, information technology support and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also remits payment for expenses incurred by the Company in the normal course of business. At December 31, 2008, the Company had a net due from member as a result of customer payments made to the Member rather than the Company.

The accompanying financial statement has been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalent

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2008 is $1,855,491 in an overnight money market fund which is primarily invested in U.S. Treasury obligations and $9,008,941 in other U.S. Treasury money market funds.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Fair Value Measurement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," ("SFAS No. 157"), which is effective for fiscal years beginning after November 15, 2007 and for interim periods within those years. This statement defines fair value, establishes a framework for measuring fair value and expands the related disclosure requirements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The statement indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. SFAS No. 157 defines fair value based upon an exit price model.

Relative to SFAS No. 157, the FASB issued FASB Staff Positions ("FSP") No. 157-1 and No. 157-2. FSP No. 157-1 amends SFAS No. 157 to exclude SFAS No. 13, "Accounting for Leases," and its related interpretive accounting pronouncements that address leasing transactions, while FSP No. 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted SFAS No. 157 as of January 1, 2008, with the exception of the application of the statement to non-recurring non-financial assets and non-financial liabilities.

SFAS No. 157 establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.
- Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

All marketable securities that have original maturities greater than three months, but less than one year, are considered to be current marketable securities.

Our marketable security consists of an investment in a single stock and is classified as a trading security, which is recorded at fair value.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The following tables represent the Company's fair value hierarchy for its marketable security as of December 31, 2008. The marketable security listed below is classified as a Level 1 security within the fair value hierarchy.

Valuation Inputs	Marketable Security
Level 1 - Quoted Prices	$ 4,942
Level 2 - Other Significant Observable Inputs	-
Level 3 - Significant Unobservable Inputs	-
Total Investments	$ 4,942

Cash Deposit with Clearing Broker

The Company has a $250,000 deposit with its clearing broker as further described in note E.

Accounts Receivable

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary.

Income Taxes

As an SMLLC, the Company is treated as a disregarded entity (i.e. branch) for federal and state tax purposes. Income or loss is reported by the Member or its shareholder on its related tax returns. In addition, certain states either impose income taxes at the SMLLC or Member level or treat the SMLLC as a taxable entity.

In December 2008, the Financial Accounting Standards Board issued FASB Staff Position (FSP) FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." FSP FIN 48-3 permits an entity within its scope to defer the effective date of FASB Interpretation 48 (Interpretation 48) Accounting for Uncertainty in Income Taxes, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to defer the application of Interpretation 48 for the year ending December 31, 2008. The Company evaluates its uncertain tax positions using the provisions of FASB Statement 5, Accounting for Contingencies. Accordingly, a loss contingency is recognized when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized.

Member FINRA
A Grant Thornton Subsidiary

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed.

NOTE C - FIXED ASSETS

Fixed assets, which consist of computer equipment and software, are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset (three years). Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2008:

Computer equipment and software	$ 22,158
Less: Accumulated depreciation	(8,728)
	$ 13,430

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis. The Company also participates in the Member's 401(k) benefit plan.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into clearing agreements with two clearing broker-dealers in 2005. The first agreement was terminated in February 2008. The second agreement was amended as of January 31, 2008. Prior to the amendment, the Company was required to maintain a deposit of $25,000 and to remit a minimum of $25,000 per quarter to the clearing broker-dealer, however, both the deposit and quarterly minimum payments were waived by the broker-dealer. The amendment provided for monthly payments to the broker-dealer of $5,000 for June through August 2008, $7,500 for September through November 2008 and $10,000 for December 2008 and thereafter. Additionally, the Company paid $250,000 to the broker-dealer as a deposit in July 2008 as provided for in the agreement in anticipation of larger trading volumes with the broker-dealer.

Member FINRA
A Grant Thornton Subsidiary

GrantThornton

CHARLES RIVER BROKERAGE, LLC
Notes to Financial Statements - Continued
December 31, 2008

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES - Continued

The Company entered into a real estate lease for office space as a co-tenant with the member in December 2008. The lease calls for increased rental payments each year beginning in July 2009 through February 2014 as follows:

Fiscal Year	
2009	$ 63,778
2010	131,644
2011	136,550
2012	141,456
2013	146,362
Thereafter	24,530
	$ 644,320

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2008, five customers accounted for 63% of the Company's accounts receivable and three customers accounted for 38% of the Company's revenue earned.

During the year ended 2008, the Company maintained 100% of its U.S. demand deposit accounts and money market accounts with a bank. At December 31, 2008, these accounts had balances in excess of federal insured limits of $10,830,401. The Company has not experienced any losses in these accounts.

Additionally, the overnight money market fund and US Treasury money market funds are subject to market risks.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $12,587,453 which was $12,576,238 in excess of its minimum net capital required of $11,215. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2008 was .01 to 1.

Proprietary accounts held at the Clear Broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, that the Clearing Broker perform a computation of PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

Member FINRA
A Grant Thornton Subsidiary